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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SC TO-I/A
                                   SC 13E3/A

                               (Amendment No. 2)



                                    SC TO-T
                                    SC 13E3


                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        NIAGARA MOHAWK POWER CORPORATION
                       (Name of Subject Company (Issuer))


                        NIAGARA MOHAWK POWER CORPORATION
                            NATIONAL GRID GROUP PLC
                            (Name of Filing Persons)


           Fixed/AdjustableRate Cumulative Preferred Stock, Series D
                    Cumulative Preferred Stock, 3.40% Series
                    Cumulative Preferred Stock, 3.60% Series
                    Cumulative Preferred Stock, 3.90% Series
                    Cumulative Preferred Stock, 4.10% Series
                    Cumulative Preferred Stock, 4.85% Series
                    Cumulative Preferred Stock, 5.25% Series
                         (Title of Class of Securities)

                                    653522771
                                    653522201
                                    653522300
                                    653522409
                                    653522508
                                    653522607
                                    653522706
                      (CUSIP Number of Class of Securities)


               Gregory Barone                     John Cochrane
      Niagara Mohawk Power Corporation          National Grid USA
           300 Erie Boulevard West              25 Research Drive
             Syracuse, NY 13202               Westborough, MA 01582



                 (Names and addresses of persons authorized to receive notices and communications on behalf of the persons filing statement)


                                    Copy to:
                             Keith F. Higgins, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110


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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


     [X]  third-party tender offer subject to Rule 14d-1.


     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


     This Amendment No. 2 to Schedule TO/13E-3 amends and supplements the Schedule TO/13E-3 originally filed by Niagara Mohawk Power Corporation, a New York corporation ("Niagara Mohawk"), on February 27, 2002, as amended by Amendment No. 1 to Schedule TO/13E-3 filed on March 14, 2002 ("Amendment
No. 1"). This Amendment No. 2 to Schedule TO/13E-3 relates to the tender offers by Niagara Mohawk to purchase all of its outstanding shares of the following series of cumulative preferred stock (the "Preferred Stock") at the following applicable cash purchase prices per share:



                                                                  PURCHASE PRICE
SERIES                                            CUSIP NO.         PER SHARE
Fixed/Adjustable Rate Cumulative
  Preferred Stock, Series D                       653522771           $53.76
Cumulative Preferred Stock, 3.40% Series          653522201           $63.43
Cumulative Preferred Stock, 3.60% Series          653522300           $67.16
Cumulative Preferred Stock, 3.90% Series          653522409           $72.76
Cumulative Preferred Stock, 4.10% Series          653522508           $76.49
Cumulative Preferred Stock, 4.85% Series          653522607           $90.49
Cumulative Preferred Stock, 5.25% Series          653522706           $93.58


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         The offers are subject to the terms and conditions set forth in the
Offer to Purchase dated February 27, 2002 (the "Offer to Purchase") and in the related Letters of Transmittal (the "Letters of Transmittal"), as amended or supplemented from time to time. Except as amended and supplemented hereby and by Amendment No. 1, the Schedule TO/13E-3 filed by Niagara Mohawk on February 27, 2002 remains in effect.


         The Schedule TO/13E-3 is hereby amended and supplemented as follows:



ITEM 1.  SUMMARY TERM SHEET.

         The Summary Term Sheet of the Offer to Purchase is hereby amended by adding the following sentence to the end of the last paragraph of the answer to Question 1:

              "Because National Grid has played a significant role in connection with the offers, under the securities laws, it may also be considered to be making the offers to purchase the preferred shares. National Grid's principal business is the ownership and operation of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks in the northeastern United States."


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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        Schedule I of the Offer to Purchase is hereby amended by amending the second paragraph to read as follows:

        "Unless otherwise noted below, none of Niagara Mohawk Holdings, Inc., National Grid Group plc, National Grid Group USA or any of the following persons have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

        Section 8 of the Offer to Purchase ("Certain Information about Niagara Mohawk") is hereby amended by changing the title to read "Certain Information about Niagara Mohawk and National Grid" and by adding the following sentence to the end of the first paragraph under the heading "General":


        "National Grid`s principal business is the ownership and operation of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks in the northeastern United States."


ITEM 10. FINANCIAL STATEMENTS.

        Section 8 of the Offer to Purchase ("Certain Information about Niagara Mohawk") is hereby amended by adding the following sentence after the table found under the heading "Summary Financial Information":

        "Our Net Book Value Per Share as of December 31, 2001 was $12.74."

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


SCHEDULE 13E-3, ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by deleting the second paragraph under the heading "Purpose of the Transaction" and replacing it with the following:

        "As part of the general corporate planning in connection with the proposed merger between National Grid and Holdings, National Grid employees analyzed our capital structure. Due to our financial condition and bond ratings, we had been paying comparatively high interest rates and preferred dividend rates in recent years. It was anticipated that, upon completion of the merger, our bond ratings would improve and we would have access to additional funds through the



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National Grid system. These factors were expected to facilitate some recapitalization of Niagara Mohawk and reduce our cost of capital, but we had not decided upon a particular plan. In December 2001, two holders of preferred stock, Delta Dividend Group, Inc. and Bradd Gold, expressed concerns about the effect of the proposed merger on the preferred shareholders. Specifically, they were concerned that the merger with a foreign entity would significantly disenfranchise and damage the holders of preferred stock, though they did not set forth any specific measures to address their concerns. The discussions between our treasurer and officers of National Grid subsidiaries about the appropriate response to these concerns focused our attention on the preferred shares. National Grid, in consultation with officers of Niagara Mohawk, decided that the retirement of the preferred stock and its replacement with debt would produce immediate savings to Niagara Mohawk. Although National Grid believed that the merger was in the best interests of our preferred shareholders, it entered into a written agreement with the two preferred shareholders who had expressed concern about the merger to cause Niagara Mohawk or an affiliate to make an offer to purchase all of our outstanding preferred stock within one year of the merger. The agreement provided that National Grid would either call the shares for redemption in accordance with the terms of the particular series of preferred stock or make a tender offer on terms that were customary for tender offers for similar preferred stock. National Grid agreed to engage a nationally recognized investment banking firm to provide advice in determining the terms of the offers. The two preferred stockholders agreed to withdraw a request for a hearing they had made to the SEC and to state that they no longer objected to the merger. On February 1, 2002, we made a call for the redemption of all shares of our Cumulative Preferred Stock, 6.10% Series at $101.00 per share, our Cumulative Preferred Stock, 7.45% Series at $100.73 per share, our Cumulative Preferred Stock, 7.72% Series at $102.36 per share, our Adjustable Rate Preferred Stock, Series A at $25 per share, our Adjustable Rate Preferred Stock, Series B at $25 per share, and our Adjustable Rate Preferred Stock, Series C at $25 per share. Our board of directors decided to call these shares in accordance with their redemption provisions, rather than make a tender offer for them, because in each case the redemption price was at a level that the board believed was less than the price at which a tender offer that met the conditions of the agreement with the two preferred stockholders could be made. Prior to making these offers, our board of directors considered whether to redeem shares of the 3.40% Series, 3.60% Series, 3.90% Series, 4.10% Series, 4.85% Series and 5.25%
Series. However, given the then current market conditions, the redemption prices for the shares were higher than the prices at which it believed it could make a tender offer in compliance with the provisions of the agreement with the preferred stockholders. See Section 7, "Certain Information about the Preferred Shares" for the market prices for such shares as of recent dates and the redemption prices for such shares. Shares of the Series D are not redeemable until on or after December 31, 2004 and thus our board did not consider any alternatives to the tender offer for shares of the Series D. We are now making these offers for the remaining series of our preferred stock. We are not obligated to purchase all, or any particular number of, the preferred shares and, at this time, we do not intend to call for redemption the series of preferred shares subject to these tender offers."

Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding the following new paragraph at the end of the disclosure under the heading "Purpose of the Transaction":

     "The successful completion of the offers will have no effect on National Grid's percentage interest in the net book value and net earnings of Niagara Mohawk. If all shares of preferred stock are purchased in the offers, the aggregate net book value of Niagara Mohawk would increase by approximately $18 million."

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.



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        Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding a new paragraph as the last paragraph under the heading "Fairness of the Offers":

        "A committee of the board of directors of National Grid, having been delegated the authority to act on behalf of National Grid with respect to the offers, considered the offers and believes that each offer is fair to unaffiliated holders of each series of preferred shares and has unanimously approved the offers. In evaluating the offers, the committee relied upon the same factors as were relied upon by the board of directors of Niagara Mohawk. The committee also reviewed the presentation of Merrill Lynch. The committee employed the same analysis as the Niagara Mohawk board of directors employed in evaluating both the substantive and procedural fairness of the offers."

        Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding a new paragraph immediately following the existing fourth paragraph under the heading "Fairness of the Offers":

        "The board did not consider our net book value, our going concern value or our liquidation value in making its determination that the offers are fair to unaffiliated shareholders. Because preferred shareholders are only entitled to receive dividends at the stated rate and the stated liquidation value upon a liquidation of Niagara Mohawk, the board did not believe that factors relating to the equity value of Niagara Mohawk were relevant in determining the value of the preferred shares. The board also did not consider purchase prices paid in previous purchases of the preferred shares within the past two years because there were no such purchases within the past two years. Finally, the board did not consider firm offers made by unaffiliated persons during the past two years for a merger, consolidation, sale of all or substantially all of our assets or purchase of Niagara Mohawk's securities in a transaction that would give the purchaser control because it believed that these factors are relevant only to a change of control and the premium that might be paid to stockholders to acquire control. The preferred shares have no voting power and do not participate in the growth in equity value of Niagara Mohawk."


        Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by replacing the fourth paragraph under the heading "Fairness of the Offers" in its entirety as follows:

        "The board considered these procedural factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to these factors. The board considered that the offers were procedurally fair because they followed the procedures agreed to with the two unaffiliated preferred shareholders who had objected to the merger and because the board had retained Merrill Lynch to render a fairness opinion. Niagara Mohawk did not place any restrictions or limitations on Merrill Lynch in performing its analysis."

        Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by replacing the second paragraph under the heading "Fairness of the Offers" in its entirety as follows:

        "The board considered these factors as a whole and did not find it practicable to, and did not, quantify, or otherwise assign relative weights to these factors. The principal negative factor




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from Niagara Mohawk's perspective was the use of cash, but the board of directors believed that the cost savings in retiring the preferred stock outweighed that negative factor and had no bearing on the fairness of the offers to the unaffiliated shareholders. The principal negative factor from the standpoint of the preferred shareholders was the possible absence of a trading market following the completion of the offers. The board of directors did not believe that fact was relevant in its determination of the fairness of the offers because a preferred shareholder could either decide to accept the offer or to retain the preferred stock on the same terms relating to dividends, liquidation value and redemption and thus did not consider it in concluding that the offers are fair to the unaffiliated shareholders from a financial point of view."



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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 22, 2002


                                      NIAGARA MOHAWK POWER CORPORATION


                                      By: /s/ Arthur W. Roos
                                          ------------------------------------
                                          Name: Arthur W. Roos
                                          Title: Assistant Treasurer



                                      NATIONAL GRID GROUP PLC

                                      BY: /s/ Richard P. Sergel
                                          ------------------------------------
                                          Name: Richard P. Sergel
                                          Title: Group Director, North America